SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. _____)

                                CryptoLogic Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    228906103
                                 (CUSIP Number)

                                                            Copy to:
               Adam Abramson                            D. Grant Vingoe
     Strategic Capital Partners, Inc.                 Dorsey & Whitney LLP
       1303 Yonge Street, Suite 101                161 Bay Street, Suite 4310
         Toronto, Ontario, Canada                   Toronto, Ontario, Canada
                  M4T 2Y9                                   M5J 2S1
              (416) 867-9771                             (416) 367-7370
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                 August 1, 2003
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

CUSIP No. 228906103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     1340649 Ontario Limited
     I.R.S. Identification No. -- Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Ontario, Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        6,700
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    6,700
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,123,961*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------
                                   *See Item 5

CUSIP No. 228906103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Strategic Advisors Corp.
     I.R.S. Identification No. -- Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Ontario, Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    601,300
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           601,300
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,123,961*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IA
--------------------------------------------------------------------------------
                                   *See Item 5

CUSIP No. 228906103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Strategic Capital Partners Inc.
     I.R.S. Identification No. -- Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Ontario, Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    501,711
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           501,711
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,123,961*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     BD
--------------------------------------------------------------------------------
                                   *See Item 5

CUSIP No. 228906103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Randall Abramson
     I.R.S. Identification No. -- Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Ontario, Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    14,250
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        6,700
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           14,250
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    6,700
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,123,961*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------
                                   *See Item 5

Item 1. Security and Issuer

      This Schedule 13D relates to the common stock (the "Common Stock") of CryptoLogic, Inc. , an Ontario corporation ("CryptoLogic"), with its principal executive offices located at 1867 Yonge Street, 7th Floor, Toronto, Ontario, Canada M4S 1Y5.

Item 2. Identity and Background

      (a)-(c), (f)      This joint filing statement is being filed by 1340649
                        Ontario Limited, an Ontario corporation ("Holdco");
                        Strategic Advisors Corp., an Ontario corporation
                        ("SAC"); Strategic Capital Partners, Inc., an Ontario corporation ("SCPI"); Randall Abramson, a resident of Ontario and citizen of Canada ("Abramson"); and the group the above-named persons comprise. Holdco, SAC, SCPI, Abramson and the group they comprise are each sometimes referred to as a Reporting Person and, collectively, referred to as Reporting Persons. Holdco is a parent holding company for its operating subsidiaries, SCPI and SAC. SAC is a Canadian investment adviser and is also registered as an investment adviser under the Investment Advisers Act of 1940, as amended.
                        SCPI is a Canadian investment dealer. Abramson serves as Director, Chief Executive Officer, President, Secretary and Treasurer of Holdco; Director, Chief Executive
                        Officer, Secretary, Treasurer and Portfolio Manager of
                        SAC; and Director, Chief Financial Officer,
                        Vice-President, Portfolio Manager and Compliance Officer of SCPI.

                        Holdco owns 100% of the outstanding voting stock of SCPI, and 75% of the outstanding voting stock of SAC. Abramson owns 82% of the outstanding capital stock of Holdco. The business address for Holdco, SCPI and Abramson is 1303 Yonge Street, Suite 101, Toronto, Ontario, Canada M4T 2Y9. The business address for SAC is 1311 Yonge Street, Toronto, Ontario, Canada M4T 3B6. The information required by Instruction C to Schedule 13D is set forth in Schedule 1.

      (d)-(e) During the last five years, no Reporting Person and, to the best knowledge of the Reporting Persons, no director or executive officer of any Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or has been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or other final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

      The total purchase price of all of the Common Stock reported in this
Schedule 13D was Cdn$14,300,524.50. Shares of Common Stock owned directly by Abramson (see Item 5 below) were purchased for cash from Abramson's personal funds. Shares of Common Stock owned directly by Holdco (see Item 5 below) were purchased for cash from Holdco's working capital. The remaining shares of Common Stock to which this Schedule 13D relates were purchased using available funds in discretionary investment accounts managed by either SAC or SCPI and the advisory clients of SAC and SCPI provided the funds to purchase such share of Common Stock. Many of the accounts managed by SAC and SCPI are margin accounts and, therefore, Common Stock held in the discretionary investment accounts managed by SAC and SCPI may have been financed in part with margin loans secured by the Common Stock held in the account.

Item 4. Purpose of Transaction

      The Reporting Persons acquired the Common Stock for investment purposes. The Reporting Persons may make future purchases of Common Stock from time to time and may dispose of any or all of the Common Stock owned by them at any time. Abramson has served on the Board of Directors of CryptoLogic, Inc. since May 1, 2003. Members of CryptoLogic Inc.'s Board of Directors are elected annually by the shareholders of CryptoLogic Inc. at CryptoLogic Inc.'s annual shareholder meeting. Upon his election to CryptoLogic Inc.'s board of directors, Abramson relinquished to a co-portfolio manager all voting and dispositive power with respect to Common Stock held in discretionary investment accounts managed by SAC and SCPI. Other than as described above, none of the Reporting Persons currently has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

      (a) Since Abramson, Holdco, SAC and SCPI comprise a "group" within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended, each Reporting Person is reporting beneficial ownership in accordance with Exchange Act Rule 13d-5(a). As of the close of business on July 31, 2003, each Reporting Person's beneficial ownership of Common Stock was 1,123,961 shares. Of this amount, 14,250 shares of Common Stock are held by Abramson directly (including 775 shares owned by Abramson's spouse, Elissa Strom); 6,700 shares of Common Stock are held by Holdco directly; 501,711 shares of Common Stock are owned by advisory clients of SCPI and held in accounts managed by SCPI and 601,300 shares of Common Stock are owned by advisory clients of SAC and held in accounts managed by SAC.

      (b) The responses of the Reporting Persons to Items 7 through 13 on the cover pages and the responses of the directors and executive officers of the Reporting Persons set forth on Schedule 1 are incorporated herein by reference. All responses reflect the beneficial ownership as of the close of business on July 31, 2003. Abramson exercises sole voting and dispositive power over shares held directly by him and shared voting and dispositive power over shares held by Holdco. Holdco exercises shared voting and dispositive power over the shares held by it. SAC exercises sole voting and dispositive power over the shares held in discretionary investment accounts managed by it. SCPI exercises sole voting and dispositive power over the shares held in discretionary investment accounts managed by it. The Reporting Persons disclaim beneficial ownership in Common Stock owned by the directors and officers of the Reporting Persons listed on Schedule 1. Percentage ownership responses are based on the outstanding number of shares set forth in CryptoLogic Inc.'s annual report on Form 20-F for the year ended December 31, 2002.

      (c) Except for the transaction to which this Schedule 13D relates, no transactions with respect to the Common Stock have been effected in the past 60 days by the Reporting Persons or, to the best knowledge of the Reporting Persons, any executive officer or director of any Reporting Person. Set forth on Schedule 2 hereto is the following information with respect to each transaction: (1) the date of the transaction, (2) the identity of the Reporting Person that effected the transaction, (3) whether the transaction was a purchase or sale of Common Stock, (4) the amount of Common Stock involved, and (5) the average price per share of Common Stock (reported in Canadian dollars). In each case, the transaction was executed on the facilities of the Toronto Stock Exchange or the Nasdaq national market system.

      (d) Advisory clients of the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, a portion of the Common Stock beneficially owned by the Reporting Persons. No one such person's interest in the Common Stock represents more than five percent of the total outstanding Common Stock.

      (e)   Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Advisory clients of SCPI and/or SAC have entered into investment management agreements with the respective Reporting Person which grant the Reporting Person voting and dispositive power over all securities held by such advisory clients. Other than such investment management agreements, no contracts, arrangements, understandings or relationships with respect to securities of CryptoLogic, Inc. exist.

Item 7. Material to be Filed as Exhibits

      Exhibit 1 Joint Filing Agreement, dated August 1, 2003, by and between Holdco, SAC, SCPI and Abramson.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  August 1, 2003

                                               1340649 Ontario Limited


                                               /s/  Randall Abramson
                                               ---------------------------------
                                               Randall Abramson
                                               Chief Executive Officer


                                               Strategic Advisors Corp.


                                               /s/  Randall Abramson
                                               ---------------------------------
                                               Randall Abramson
                                               Chief Executive Officer


                                               Strategic Capital Partners Inc.


                                               /s/  Randall Abramson
                                               ---------------------------------
                                               Randall Abramson
                                               Vice President


                                               /s/  Randall Abramson
                                               ---------------------------------
                                               Randall Abramson

                                                                      Schedule 1

          INFORMATION FOR REPORTING PERSONS AND DIRECTORS AND EXECUTIVE
                          OFFICERS OF REPORTING PERSONS

      The following tables set forth the name, business address and present principal occupation of each director and executive officer of each of the Reporting Persons. Each person listed has sole voting power or shared voting power with respect to and beneficially owns shares of the common stock of CryptoLogic Inc. as indicated in the table below. Except with respect to shares held by Mr. Adam Abramson and Mr. Braun, the shares described below are and not included in the beneficial ownership of CryptoLogic Inc. common stock reported by the Reporting Persons in this filing. Each officer or director listed below disclaims beneficial ownership of all shares held by the Reporting Persons. Each person listed below is a citizen of Canada and the principal occupation of such person is his or her affiliation with the Reporting Person indicated below.

Name:                     Relationship to Reporting Person:                Beneficial Ownership:
-----                     ---------------------------------                ---------------------
Adam Lyle Abramson        SAC:     Director, Vice-President and Analyst           1,400(1)

                          SCPI:    Director, Vice-President and Analyst

Herbert Abramson          SAC:     Chairman of the Board of Directors;           45,355(2)
                                   Portfolio Manager

                          SCPI:    Director, Portfolio Manager,
                                   President and Chief Executive Officer

Martin Gerald Braun       SAC:     Director, President and Portfolio              1,800
                                   Manager

Donald Hugh Carlisle      SAC:     Vice-President and Portfolio Manager          40,950(3)

William Richard Hermon    Holdco:  Director and Vice-President                    6,020

                          SCPI:    Portfolio Manager and Branch Manager

William John Moore        SAC:     Vice-President and Portfolio Manager              --

      (1)   Includes 775 shares held by Mr. Abramson's spouse, Bonnie Goldberg.

      (2) Includes 17,825 shares held by Technifund Inc., a company controlled by Mr. Abramson.

      (3) Includes 600 shares held by Mr. Carlisle's spouse, Janice Carlisle; 12,500 shares held by the Donald Cook Carlisle Family Trust, of which Mr. Carlisle is a beneficiary and trustee; and 4,300 shares held by 1051937 Ontario Limited, a company controlled by Mr. Carlisle.

      The business address for Mr. Herbert Abramson is 1303 Yonge Street, Suite 101, Toronto, Ontario, Canada M4T 2Y9. The business address for Mr. Hermon is 17 York Street, Suite 202, Ottawa, Canada K1N 9J6. The business address for Mr. Adam Abramson, Mr. Braun, Mr. Carlisle and Mr. Moore is 1311 Yonge Street, Toronto, Ontario, Canada M4T 3B6.